FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP A DELAWARE LIMITED LIABILITY PARTNERSHIP TAUNUSTURM TAUNUSTOR 1 60310 FRANKFURT AM MAIN ________ Telephone No.: +49 (69) 74220-0 Facsimile No.: +49 (69) 74220-300 www.skadden.com May 3, 2023 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Scott Anderegg and Dietrich King Re: SIGNA Sports United N.V. Registration Statement on Form F-3 Filed March 24, 2023 File No. 333-270826 On behalf of our client, SIGNA Sports United N.V. (the “Company”), we set forth below the Company’s response to the letter, dated April 10, 2023 (the “Comment Letter”), containing the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form F-3 filed with the Commission by the Company on March 24, 2023 (the “Registration Statement”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The comment of the Staff is reproduced in italics below. General 1. We note you are registering for resale 161,691,626 Ordinary Shares on behalf of SIGNA International Sports Holding GmbH, which appears to be your parent. Because of your relationship to this selling securityholder, resales by this selling security holder do not appear to be eligible under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead appear to represent a primary offering under Rule 415(a)(1)(x). Please refer to Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website. Accordingly, please either identify this selling securityholder as an underwriter and disclose that this is a primary offering, or tell us your basis for determining that the transaction is eligible to be treated as secondary transaction under Rule 415. Response The Company acknowledges the Staff’s comment and has prepared the analysis set forth below detailing why it believes that SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”), is not its parent, and why the resale of shares of the Company’s ordinary shares, nominal value of nominal value of €0.12 per share (the “Ordinary Shares”) held by SISH pursuant to the Registration Statement represents a bona fide secondary offering eligible to rely on Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Securities and Exchange Commission May 3, 2023 Page 2 I. Background. SISH was established by SIGNA Retail Group as the holding company for the several acquired retail sports online businesses and assets (see also II.B. below), subsequently acquired its interest in SIGNA Sports United B.V. (the Company's predecessor entity) and has no operations and only a limited number of assets other than its ownership of equity in the Company. SISH is a subsidiary within the SIGNA Retail arm of the SIGNA conglomerate, which invests in the real estate, media, and retail industries, of which a majority of the share capital is held, directly or indirectly, by Familie Benko Privatstiftung. Accordingly, SISH is best described as an intermediate holding company within the SIGNA conglomerate. SISH is run by a single managing director and has no employees. Under applicable German law and SISH’s corporate governance documents, SISH's managing director acts at the specific direction of its shareholder, SIGNA Retail Sports Holding GmbH, a Swiss limited liability company, which in turn acts at the direction of European Invest AG, a Swiss stock corporation. The 161,691,626 shares registered for resale by SISH were acquired in connection with the closing of the Business Combination. SISH received its shares in the Company at the same terms as all other former shareholders of SIGNA Sports United GmbH who contributed their SIGNA Sports United GmbH shares into the Company. Additionally, SISH purchased 5 million shares in the Company as part of the PIPE process at the same price of USD 10.00 per Company share as all other PIPE investors. At the closing of the Business Combination, SISH and certain other pre-closing shareholders of the Company entered into a Registration Rights Agreement providing for, among other matters, the right for SISH’s shares to be registered for resale on a “shelf” Form F-3 promptly following the closing of the Business Combination (consistent with the registration rights customarily granted to other investors in connection with “de-SPAC” transactions). The Company filed the Registration Statement pursuant to its obligations under the Registration Rights Agreement. II. Analysis. As referenced above, SISH is best viewed as an intermediate holding company within the larger SIGNA conglomerate. Notwithstanding that SISH may be deemed to beneficially own greater than 50% of the Company shares, such equity interest alone is not determinative in establishing a parent-subsidiary relationship. Strategic decisions with respect to the portfolio management of SISH are not made at the level of SISH but at other legal entities within the SIGNA group. With respect to SISH’s holding in the Company, due to the unique corporate structure of the SIGNA conglomerate and applicable foreign law, all material decisions are made by the ultimate parent entities and not by SISH. As an illustrative example, decisions how to vote at the Company’s shareholders’ meeting, board of directors appointments and other shareholder resolutions would not be made by SISH but by one of its parent companies that has the right to direct SISH’s managing director to act as required. In addition, SIGNA Holding GmbH has provided continued financial support through the provision of various revolving credit facilities and subscription to the Company's Convertible Bonds as SISH neither has the financial means nor the authority to provide or commit to provide financial support to the Company, all as disclosed in the F-3 and other regulatory filings of the Company. The Company’s board of directors is comprised of a majority of independent directors and management is independent of SISH and its organization. Given SISH does not control the Company, neither legally nor economically, we do not believe that SISH is the Company's parent and accordingly SISH is not automatically excluded from conducting a secondary offering under Rule 415(a)(1)(i) or the staff's guidance under Question 212.15 of the Securities Act Rules Compliance and Disclosure Interpretations. In Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (the “C&DIs”), the Commission’s Division of Corporation Finance enumerated six factors for consideration when determining whether a purported secondary offering is really a primary offering. C&DI 612.09 also characterizes this inquiry as whether “the selling shareholders are actually underwriters selling on behalf of an issuer.” Set forth below are the six factors and the Company’s analysis regarding the registration of SISH’s shares and how it has evaluated each factor in light of whether SISH is acting as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. A. How long the selling shareholders have held the shares. SISH acquired its current form of ownership in the Company in December 2021 in connection with the closing of the Business Combination. While SISH has only held the Company’s ordinary shares for approximately sixteen months, it received the vast majority of these shares in exchange for all of its equity interest in SIGNA Sports United GmbH and did not pay any additional consideration to the Company or its affiliates at the time of the Business Combination. Only 5,000,000 of the Company’s ordinary shares were acquired at USD 10.00 per ordinary share as part of the PIPE transaction taking place together with the Business Combination. Accordingly, SISH acquired the majority of its equity interest in the Company while the business was still run privately. Because the equity in SIGNA Sports United GmbH was fully paid for upon its incorporation in 2016, SISH has borne (and continues to bear) the economic and market risk of holding the majority of its equity interest in the Company for seven years. SISH held the shares as an investment in a private company for a substantial period of time, during

Securities and Exchange Commission May 3, 2023 Page 3 which time no distribution of the shares was contemplated and no path to monetization through a public distribution of shares was possible. B. The circumstances under which the selling shareholders received the shares. The SIGNA Sports business is a spin-off of the dedicated retail sports online business of SIGNA Retail Group. Such business was created in the course of several transactions comprising the acquisitions of Internetstores (in 2016), Tennis-Point (in 2017), Probikeshop (in 2017), Publikat (in 2018) and Outfitter (also in 2018). SISH was established by SIGNA Retail Group in 2018 as the holding company for the several acquired retail sports online businesses and assets, which were contributed into or transferred to SISH during that year. SIGNA Sports United GmbH was initially organized as a German limited liability company, as is SISH, which enabled SIGNA Retail Group to control the businesses and assets. Initially, the respective founders and sellers of the several acquired companies also held minority stakes in their respective companies. Immediately prior to the De-SPAC transaction, such minority interests were eliminated through several so-called “roll-up transactions”, as a result of which new SSU shares were issued to such prior minority investors in SIGNA Sports United GmbH’s subsidiaries. SISH hasnever had, any other business or function than to hold the shares of SIGNA Sports. As a result, SISH only has one Managing Director and no operative or other business. The broader strategic direction for the SIGNA Retail Group is and has been provided at the level of SIGNA European Invest Holding AG (previously: SIGNA Retail Selection AG) which is the entity holding most of SIGNA Group’s substantive (including luxury) retail assets globally – including the shares of SIGNA Sports. SISH’s receipt of the shares in the Business Combination was a continuation of SISH’s existing ownership interest in the Company’s enterprise. The Company believes it would be improper to characterize the receipt and subsequent resale registration of its shares as a primary offering because the securities in substance represent an investment made by SISH several years prior to the registration and the securities were acquired with investment intent at such time rather than with a view to distribution. C. The relationship of the selling shareholders to the issuer. The Business Combination was negotiated between the business principals for each stakeholder involved, and the valuation ascribed to the SIGNA United shares was determined and approved by each entity’s respective board of directors. The Registration Rights Agreement executed in connection with the Business Combination represents a continuation of SISH’s bargained-for rights rather than an implicit underwriting arrangement with the Company. Further, SISH’S registration rights under the Registration Rights Agreement are the same the registration right received by the other stakeholders in the Business Combination and typical of those received in other de-SPAC Business Combinations. D. The amount of shares involved. The shares registered for resale by SISH represent approximately 48.04% of the Company’s issued and outstanding Ordinary Shares as of February 7, 2023 (excluding the Earn-out Shares). At the time of the initial filing of the Registration Statement, the approximate market value of the Company’s Ordinary Shares held by non-affiliates (excluding the Earn-out Shares) was approximately $687 million. Although the value of the Ordinary Shares registered for resale by SISH is larger than the Company’s public float, the Company nevertheless believes that the circumstances here unambiguously indicate that SISH is not functioning as an underwriter. As the Staff notes in C&DI 612.09, the determination is a factual one. The Company notes that the six factors and considerations enumerated in C&DI 612.09 are identical to the interpretive guidance for secondary offerings on Form F-3 as stated in Securities Act Forms C&DI 214.02. Securities Act Form C&DI 216.14 states that an affiliate who owns 50% of the issuer’s securities is eligible to make secondary offerings “unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” In this case, while SISH may be deemed to beneficially own greater than 50% of the shares, we do not believe there are any facts, other than SISH’s ownership, to support the conclusion that SISH is acting as an underwriter or as a conduit of the issuer. E. Whether the selling shareholders are in the business of underwriting securities. SISH is exclusively in the business of holding assets in the Company as an intermediate holding in the SIGNA business conglomerate. SISH is not in the business of underwriting securities. This was the case with SISH’s acquisition of SIGNA Sports United GmbH’s shares in 2018. The purpose of the acquisition of SIGNA Sports United GmbH was to develop and grow the business of SIGNA Sports United under private ownership. SISH’s bona fide investment intent is evidenced by the substantial amount of time that SISH has held the securities, and the fact that only a very limited cash consideration was paid in connection with the Business Combination for the shares acquired in the PIPE transaction of the Business Combination. F. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Securities and Exchange Commission May 3, 2023 Page 4 The Company does not believe that SISH is acting as, or intends to act as, a conduit for the Company. The shares registered for resale by SISH represent SISH’s longstanding economic interest in the Company and its business predecessors. Although some or all of these shares may ultimately come to rest in the hands of the investing public pursuant to transactions under the Registration Statement, the securities have first come to rest in the hands of SISH. The Company notes that the plan of distribution information set forth in the Registration Statement contemplates a variety of manners of distribution, some of which may involve the retention by SISH of one or more underwriters. The Company acknowledges that some of these plans of distributions may be of the sort intended to be addressed by the statutory and regulatory protections afforded to investors in connection with bona fide underwriting activities. The Company advises the Staff that it will comply with its obligations to update the Registration Statement or supplement the form of prospectus contained therein, as applicable, to the extent necessary and consistent with the requirements of the Securities Act and the rules thereunder. However, based on the foregoing analysis of the factors set out in C&DI 612.09, the Company does not believe it is appropriate at this time to identify SISH as an underwriter or identify the sale of the SISH shares as a primary offering. III. Conclusion. Based on the foregoing analysis, the Company believes that the registration of shares held by SISH for resale in the Registration Statement is eligible to be treated as a secondary transaction under Rule 415(a)(1)(i). We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Stephan Hutter at 49.69.74220.170 or Michelle Gasaway at 213.687.5122 or by email at stephan.hutter@skadden.com or michelle.gasaway@skadden.com. Sincerely, /s/ Stephan Hutter, Esq Stephan Hutter, Esq. VIA E-MAIL cc: Stephan Zoll Chief Executive Officer SIGNA Sports United N.V.